UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

SDRL – SEADRILL ANNOUNCES EXPIRY OF FORBEARANCE ARRANGEMENTS

Hamilton, Bermuda, 1 November 2020 – Reference is made to the announcements by Seadrill Limited (“Seadrill” or the “Company”) (OSE:SDRL, OTCQX:SDRLF) on 15 and 29 September 2020 regarding forbearance agreements entered into by the Company with certain creditors in respect of the group’s senior secured credit facility agreements, senior secured notes, and guarantee facility agreement.

The term of the forbearance agreements expired on 31 October 2020, and, accordingly, the creditors with whom forbearance agreements were entered into are no longer prevented from taking actions in respect of events of default that may arise under the senior secured credit facility agreements, senior notes and guarantee facility agreement as a result of the group not making interest and charter hire payments under the group’s senior secured credit agreements and leasing arrangements.

The Company continues to maintain its readiness to carry out a comprehensive restructuring of its balance sheet. Such a restructuring may involve the use of a court-supervised process. The Company continues to engage in constructive discussions with its financial stakeholders in relation to potential further forbearances and the heads of terms of a comprehensive restructuring of its balance sheet; whilst no agreement has been reached at this point it is expected that potential solutions will lead to significant equitization of debt which is likely to result in minimal or no recovery for current shareholders.

NOTICE OF CHANGE TO SEADRILL’S FINANCIAL CALENDAR

In addition, on 1 November 2020, the Company announced that its financial calendar for 2020 is revised to reflect that the Annual General Meeting of the Company is postponed from 19 November 2020 to 3 December 2020.

FORWARD LOOKING STATEMENTS

This report on Form 6-K includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this report on Form 6-K. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:

Media questions should be directed to:

Iain Cracknell

Director of Communications

+44 (0)7765 221 812

Analyst questions should be directed to:

Hawthorn Advisors

+44 (0)203 7454960

seadrill@hawthornadvisors.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: November 2, 2020	By:	/s/ Stuart Jackson
Name: Stuart Jackson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)

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